PALMETTO ADVISORY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker dealer. The Company primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis. The Company has Financial Industry Regulatory Authority (FINRA) approval as a mutual fund retailer, for the creation and marketing of private placements, and for investment banking activity. The Company does not take custody of client assets, does not settle mutual fund trades, accept direct investments, or take custody of customer assets.

The Company is a member of FINRA and the Securities Investor and Protection Corporation (SIPC). The Company also has an affiliated investment advisor, Palmetto Advisory, LLC, which is registered in the state of South Carolina.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition - The Company has contracts under which it receives non-refundable retainers from investment managers. Retainers are typically due and recognized on the first day of each month. The Company receives commission income when referred clients purchase funds of a mutual fund client and on a periodic basis as referred clients maintain balances in the mutual fund.

Income Taxes – The Company has elected to be taxed as a subchapter "S" corporation. Under this election the Company's taxable income and tax credits are passed through to its members for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2015, the tax years ended December 31, 2012 through 2015 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2015.

<u>Subsequent Events</u> - In preparing its financial statements, the Company has evaluated subsequent events through February 19, 2016, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $16,671 which was $11,671 in excess of its required net capital of $5,000. As of December 31, 2015, the Company's ratio of aggregate indebtedness to adjusted net capital was .15 to 1.

3.   OPERATING AGREEMENT

The members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligation of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interests can be sold or transferred.

In 2015, the Company amended the operating agreement to revise the stipulation that the Company be dissolved upon the death, permanent incapacity, bankruptcy, retirement, resignation, or expulsion of a member.

4.   RELATED PARTY TRANSACTIONS

The Company leases office space from its members under an annually renewable lease agreement. The current lease term expires in July 2016. Effective January 1, 2015, rent payments due under this lease for 2015 and the remainder of the current lease term were waived by the members.

5.   CONCENTRATIONS

During the year ended December 31, 2015, the Company generated all of its revenues under marketing agreements with six investment managers.